Exhibit (4)b

CERTIFICATE ELIMINATING

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

OF

KIMBERLY-CLARK CORPORATION

                The undersigned, Timothy C. Everett, does hereby certify that:

    1.        The undersigned is the duly elected and acting Vice President and Secretary of Kimberly-Clark Corporation, a Delaware corporation (the “Corporation”).

    2.        Pursuant to authority conferred by the Certificate of Incorporation of the Corporation upon the Board of Directors of the Corporation (the “Board”), the Board on November 16, 2004 adopted the following resolutions which relate to the previously-issued dividend of one right (each, a “Right” and collectively, the “Rights”) in respect of each share of Common Stock, par value $1.25 per share, of the Corporation to purchase shares of Series A Junior Participating Preferred Stock, without par value, of the Corporation (“Series A Preferred Stock”) pursuant to an Amended and Restated Rights Agreement, dated as of June 21, 1988, as amended and restated on June 8, 1995 and as further amended on November 19, 2004 (the “Rights Agreement”), between the Corporation and First National Bank of Boston, a national banking association, each such Right representing the right to purchase one one-hundredth of a share of Series A Preferred Stock upon the terms and subject to the conditions set forth in the Rights Agreement:

WHEREAS, none of the authorized shares of the Corporation’s Series A Junior Participating Preferred Stock (the “Series A Preferred Stock”) issuable under the Rights Agreement upon the exercise of the Rights are outstanding, and none of the authorized shares of Series A Preferred Stock issuable upon the exercise of the Rights will be issued pursuant to that certain Certificate of Designations of Rights, Preferences and Privileges of Series A Junior Participating Preferred Stock of the Corporation filed with the Secretary of State of the State of Delaware, as amended on July 12, 1995 and February 18, 2000 (the “Certificate of Designations”); and

WHEREAS, the Board has determined that it would be desirable and in the best interests of the Corporation and its stockholders to eliminate the Series A Preferred Stock issuable upon the exercise of the Rights.

NOW, THEREFORE, BE IT

RESOLVED, that the Corporation be, and hereby is, authorized and directed to file with the Secretary of State of the State of Delaware a certificate containing these resolutions, with the effect under the General Corporation Law of the State of Delaware of eliminating from the Certificate of Incorporation of this Corporation all matters set forth in the Certificate of Designations with respect to the Series A Preferred Stock.

RESOLVED, that the Chief Executive Officer, the Senior Vice President – Law and Government Affairs and the Vice President and Secretary of the Corporation be, and each of them hereby is, authorized and directed, jointly and severally, for and on behalf of the Corporation, to execute and deliver any and all certificates, agreements, instruments and other documents, and to take any and all steps and do any and all things which they may deem necessary or advisable in order to effectuate the purposes of each and all of the foregoing resolutions.

    3.        I further declare under penalty of perjury that the matters set forth in this Certificate are true and correct of my own knowledge.

        This Certificate was executed in Dallas, Texas on November 19, 2004.

KIMBERLY-CLARK CORPORATION By: /s/ Timothy C. Everett —————————————— Timothy C. Everett Vice President and Secretary